NOT FOR DISTRIBUTION INTO CANADA, AUSTRALIA OR JAPAN

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

news release

ArcelorMittal announces Common Stock and Convertible Senior Note Offering exercise of over-allotment option

Luxembourg, 30 April 2009 (14:45 CET) – Following the successful placement of its common stock and bonds convertible into and/or exchangeable for new and/or existing shares, ArcelorMittal announces the full exercise of the over-allotment options in the offerings by Goldman Sachs International, on behalf of the underwriters, increasing the total aggregate gross proceeds from the offerings to approximately $4 billion. This corresponds to approximately $3.2bn of common stock (140,882,634 shares at 17.10 EUR or US$22.77 per share at a $/EUR conversion rate of 1.3318) and $800 million of convertible bonds.

Goldman Sachs International is acting as Sole Global Coordinator and Bookrunner for the offerings. Goldman Sachs International, acting as stabilisation agent, informed ArcelorMittal that it did not carry out stabilisation activities.

CALYON and Société Générale Corporate & Investment Banking also are acting as Bookrunners.  Morgan Stanley is acting as a Joint Bookrunner. BNP Paribas, ABN AMRO, HSBC Bank Plc, Citigroup and JPMorgan Chase are acting as Co-Bookrunners.

The Issuer has filed registration statements (each including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free 1-866-471-2526, or fax 212-902-9316, or email prospectus-ny@ny.email.gs.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any shares of common stock, any convertible notes or any other securities, nor will there be any sale of shares of

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common stock, of convertible notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a "Relevant Member State"), no action has been undertaken or will be undertaken to make an offer to the public of the securities requiring a publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than euro43 million; and (3) an annual net turnover of more than euro50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

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For the purposes of this provision, the expression an "offer to the public" in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

Goldman Sachs International is acting solely for ArcelorMittal and no-one else and will not be responsible for providing the protections afforded to customers of Goldman Sachs International to any other person. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Goldman Sachs International or by any of its affiliates or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to or publicly available to any interested party or its advisers and any liability therefor is hereby expressly disclaimed.

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